Exhibit 3.2

REGISTERED OFFICE CERTIFICATE

OF

Kernel Group Holdings, Inc.

Cricket Square, Hutchins Drive
P.O. Box 2681
Grand Cayman KY1-1111
Cayman Islands

We, Conyers Trust Company (Cayman) Limited, Registered Office of Kernel Group Holdings, Inc. (the “Company”) DO HEREBY CERTIFY that the following is a true extract of special resolutions passed by the Members of the Company at an Extraordinary General Meeting held on the 3rd day of February, 2023 and that such resolutions have not been modified.

RESOLUTION 1

RESOLVED, as a special resolution, that the Amended and Restated Articles of Association of the Company be amended by the deletion of the existing definition of section 49.7 in its entirety and the insertion of the following language in its place:

“The Company will have 24 months from the consummation of the IPO to consummate a Business Combination. If the Directors anticipate that the Company may not be able to consummate a Business Combination within 24 months from consummation of the IPO, the Sponsor or its affiliates or designees may, but are not obligated to, extend the period of time to consummate a Business Combination six times by an additional month each time; provided that, the Sponsor or its affiliates or designees, upon five days’ advance notice prior to the applicable deadline], shall deposit into the trust account the lesser of (x) $300,000 or (y) $0.06 per share for each public share that is not redeemed in connection with the Extraordinary General Meeting for each such one-month extension until August 5, 2023, unless the closing of a Business Combination shall have occurred. In the event that the Sponsor or its affiliates or designees elect to extend the time to complete a Business Combination and deposit the applicable amount of money into trust, the Sponsor or its affiliates or designees would receive a non-interest bearing, unsecured promissory note equal to the amount of any such deposit that will not be repaid in the event that the Company is unable to close a Business Combination unless there are funds available outside the trust account to do so. In the event that the Company receives notice from our Sponsor or its affiliates or designees five days prior to the applicable deadline of its intent to effect an extension, the Company will issue a press release announcing such intention at least three days prior to the applicable deadline. The Company will also issue a press release the day after the applicable deadline announcing whether the funds had been timely deposited. Neither the Sponsor nor its affiliates or designees are obligated to fund the trust account to extend the time for the Company to complete the Business Combination.”

Mesha Christian for and on behalf of Conyers Trust Company (Cayman) Limited Dated this 3rd day of February, 2023 www.verify.gov.ky File#: 367858	Filed: 03-Feb-2023 09:20 EST Auth Code: B45022135316